EXHIBIT 99.36

PRETIUM RESOURCES INC.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.             Name and Address of Company

Pretium Resources Inc. (“Pretivm” or the “Company”)
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1

Item 2.             Date of Material Change

February 1, 2010

Item 3.             News Release

The news release was disseminated by MarketWire and filed on SEDAR on February 1, 2011.

Item 4.             Summary of Material Change

On February 1, 2011, Pretivm announced that it had issued an additional 3,625,000 common shares to Silver Standard Resources Inc. (“Silver Standard”) in final settlement of the convertible promissory note (the “Note”) issued to Silver Standard in connection with the acquisition of the Snowfield Project and the Brucejack Project (the “Projects”).

Item 5.             Full Description of Material Change

On February 1, 2011, Pretivm announced that it had issued an additional 3,625,000 common shares to Silver Standard in final settlement of the Note issued to Silver Standard in connection with the acquisition of the Projects.

Following the issuance of such shares, Silver Standard’s ownership interest in Pretivm is 42.31% of the total issued and outstanding common shares of Pretivm.

Item 5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.             Omitted Information

Not applicable.

Item 8.             Executive Officer

Name of Executive Officer:     Joseph J. Ovsenek, Chief Development Officer
Telephone Number:                 604 637 6823

Item 9.             Date of Report:  February 4, 2011